UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 28, 2007

Dear Sirs

National Securities Commission

The city of Buenos Aires

Re: Notice of Relevant Fact of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor).

Dear Sirs:

In accordance with article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”), we inform you that, as of the date of this letter, Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (“Edenor”) received a notice from its controlling shareholder, Electricidad Argentina S.A. (“EASA”), which informed it of the closing of the transactions contemplated by the Stock Subscription Agreement dated July 31, 2007 by and among Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London branch. Consequently, as of this date, Pampa Holding S.A.: (i) has acquired 100% of the capital stock of Dolphin Energia S.A. and IEASA S.A., which in turn collectively hold 100% of the shares of EASA (which owns 51% of the share capital and voting power of Edenor), as described in the Notice of Relevant Fact (“Hecho Relevante”) published by Pampa Holding S.A. in accordance with Argentine law on August 16, 2007; and (ii) has issued 480,194,242 ordinary shares as consideration for said purchase.

If you have any questions or require any additional information please do not hesitate to contact me.

____________________ Gustavo Gené Edenor S.A. Principal Accounting Officer

1

Buenos Aires, September 28, 2007

Dear Sirs

Buenos Aires Stock Exchange

The city of Buenos Aires

Re: Notice of Relevant Fact of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor).

Dear Sirs:

In accordance with article 23 of the Listing Regulation of the Buenos Aires Stock Exchange (“BCBA”) and Article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”), we inform you that, as of the date of this letter, Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (“Edenor”) received a notice from its controlling shareholder, Electricidad Argentina S.A. (“EASA”), which informed it of the closing of the transactions contemplated by the Stock Subscription Agreement dated July 31, 2007 by and among Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London branch. Consequently, as of this date, Pampa Holding S.A.: (i) has acquired 100% of the capital stock of Dolphin Energia S.A. and IEASA S.A., which in turn collectively hold 100% of the shares of EASA (which owns 51% of the share capital and voting power of Edenor), as described in the Notice of Relevant Fact (“Hecho Relevante”) published by Pampa Holding S.A. in accordance with Argentine law on August 16, 2007; and (ii) has issued 480,194,242 ordinary shares as consideration for said purchase.

If you have any questions or require any additional information please do not hesitate to contact me.

____________________ Gustavo Gené Edenor S.A. Principal Accounting Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 1, 2007